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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): (X)Form 10-K ( )Form 11-K ( )Form 20-F ( )Form 10-Q ( )Form N-SAR



     For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: THE HARVEY ENTERTAINMENT COMPANY

Former Name if Applicable: HARVEY COMICS ENTERTAINMENT, INC.

Address of Principal Executive Office (Street and Number):

                      1999 AVENUE OF THE STARS, SUITE 2050

City, State and Zip Code:
                         LOS ANGELES, CALIFORNIA 90067
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                                    PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 11-K, Form 20-F, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

            On March 20, 1998, the Board of Directors (the "Board") of The Harvey Entertainment Company (the "Company") voted against renewal of the employment contracts of the Chief Executive Officer and Chief Financial Officer of the Company, due to expire on April 17, 1998. The Board appointed an Interim Chief Executive Officer and Interim Chief Financial Officer to begin service to the Company on March 23, 1998. The new officers will not be adequately informed as to the status of the Company by March 31, 1998 to sign the Form 10-KSB.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                       GARY J. COHEN, ESQ. (213) 896-6013

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        THE HARVEY ENTERTAINMENT COMPANY
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 1998                    THE HARVEY ENTERTAINMENT COMPANY


                                        By  /s/ Michael S. Hope
                                            -------------------------------
                                            Michael S. Hope
                                            Interim Chief Financial Officer


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